YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

November 24, 2010

VIA EDGAR

H. Roger Schwall, Assistant Director

Jenifer Gallagher, Staff Accountant

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Tel (202) 551-3706

Fax (703) 813-6982

Re:	Yanzhou Coal Mining Company

Form 20-F for the fiscal year ended December 31, 2009

Filed on June 29, 2010

File No. 001-14714

Dear Mr. Schwall and Ms. Gallagher:

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comment contained in the letter dated September 1, 2010 of the staff of the United States Securities and Exchange Commission (the “Staff”) on our Form 20-F filing for the fiscal year ended December 31, 2009. The comment has been reproduced below with the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2009

Safety Control

1.

We note your statements regarding safety compliance and your performance in the PRC and Australia. In an appropriate section of your filing, please include a discussion of your safety performance referencing your safety programs and statistical measures your organization utilizes to monitor performance, such as occupational fatality and injury frequency rates. Please expand your discussion related to safety and health to include those occupational injury frequency rates and other appropriate statistics, such as number of man-hours worked, number of reportable injuries, lost time injuries and fatalities. Your performance can be illustrated by a comparison of the respective national rates to your corporate or divisional rates.

In response to the Staff’s comment, the Company will revise its disclosure on safety controls as follows:

Safety Controls

In our PRC operations, we have implemented a safety control program to achieve the targets set in our internal guidelines for safety and risk control management and to maintain compliance with the Coal Law and the National Mining Safety Law in China. In Australia, our operations in New South Wales is compliant with the Coal Mine Health and Safety Act 2002 (NSW) and Occupational Health and Safety Act 2000 (NSW) and our operations in Queensland is compliant with the Coal Mining Safety and Health Act 1999 (Qld).

Our safety control program combines close supervision and routine inspection of mining conditions with continual implementation of safety features and procedures at our mines and safety training for our production team. Moreover, in our PRC operations, the compensation of the officers and managers of each division reflects the division’s safety record. Each of our mines has a safety inspection unit which is responsible for the supervision and inspection of our mining activities. We reward employees who report unsafe mining conditions to encourage accident prevention.

As a result of our safety control program, we have been able to maintain a zero fatality rate in our PRC operations since 2007 compared with the national average of 0.892 fatalities per million tonnes of coal produced in 2009 according to the State Administration of Work Safety of the PRC. In 2009, we produced 36.3 million tonnes of coal and had two serious work injuries reported in our PRC operations.

Following our acquisition of Felix in December 2009, we have been continuously reviewing and evaluating its safety control and performance. With respect to our Australian operations (inclusive of Felix) in 2009, our lost time injury frequency rate (“LTIFR”), measured as the number of lost time injuries per million man-hours worked, was 9.0 for open cut mines and 14.7 for underground mines, compared to Australia’s industry LTIFR of 8.9 and 23.7, respectively. We had no fatalities in our Australian operations in 2009.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding our response to the undersigned at (86) 537-538-3311.

Yours truly,

/s/ Wu Yuxiang
WU Yuxiang
Chief Financial Officer

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